UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

360 DigiTech, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

88557W 101**

(CUSIP Number)

Ruby Finance Investment Ltd.

Ruby Finance Holdings Ltd.

FountainVest China Capital Partners GP3 Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

One Nexus Way, Camana Bay

Grand Cayman, KY1-9005, Cayman Islands

+852-3972 3900

With copies to:

Brian Lee, Esq. c/o FountainVest Partners (Asia) Limited Suites 2501-2503 & 2514-2516 Two International Finance Centre 8 Finance Street, Central, Hong Kong +852-3972 3900	Douglas Freeman, Esq. Victor Chen, Esq. Chi Pan, Esq. Goodwin Procter (Hong Kong) LLP c/o 38th Floor, Edinburgh Tower, The Landmark 15 Queen’s Road Central Central, Hong Kong +852 3658 5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.7 to the initial Schedule 13D (the “Original Schedule 13D”) filed on December 9, 2019 on behalf of each of Ruby Finance Investment Ltd. (“Ruby Investment”), Ruby Finance Holdings Ltd. (“Ruby Holdings”), and FountainVest China Capital Partners GP3 Ltd. (“FountainVest”), as amended by the Amendment No.1 to the Original Schedule 13D filed on December 20, 2019 (the “Amendment No.1”), the Amendment No.2 to the Original Schedule 13D filed on January 2, 2020 (the “Amendment No.2”), the Amendment No.3 to the Original Schedule 13D filed on December 21, 2020 (the “Amendment No.3”), the Amendment No.4 to the Original Schedule 13D filed on March 23, 2021 (the “Amendment No.4”), the Amendment No.5 to the Original Schedule 13D filed on April 2, 2021 (the “Amendment No.5”) and the Amendment No.6 to the Original Schedule 13D filed on December 13, 2021 (the “Amendment No.6”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No.2, the Amendment No.3, the Amendment No.4 and the Amendment No.5, the “Original 13D Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value of $0.00001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.00001 per share (“Class B Ordinary Shares”), of 360 DigiTech, Inc., a Cayman Islands company (“Issuer”).

**

The CUSIP number of 88557W 101 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88557W 101	13D/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Investment Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 88557W 101	13D/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Ruby Finance Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,432,634 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,432,634 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,432,634 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7% of the Class A Ordinary Shares (2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,432,634 Class A Ordinary Shares in the form of 11,716,317 ADSs held by the Ruby Holdings.
(2)	Based on 269,299,075 Class A Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer.
(3)

Based on 309,119,661 outstanding Ordinary Shares as a single class, being the sum of 269,299,075 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS FountainVest China Capital Partners GP3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,432,634 Class A Ordinary Shares (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,432,634 Class A Ordinary Shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,432,634 Class A Ordinary Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7% of the Class A Ordinary Shares (2) (or 7.6% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Representing 23,432,634 Class A Ordinary Shares in the form of 11,716,317 ADSs held by the Ruby Holdings. Ruby Holdings is controlled by FountainVest.
(2)	Based on 269,299,075 Class A Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer.
(3)

Based on 309,119,661 outstanding Ordinary Shares as a single class, being the sum of 269,299,075 Class A Ordinary Shares and 39,820,586 Class B Ordinary Shares outstanding as of November 30, 2021 as provided by the Issuer, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 88557W 101	13D/A	Page 5 of 6 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 7”) amends and supplements the Original 13D Filings. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Original 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original 13D Filings.

Item 4. Purpose of Transaction.

Item 4 of the Original 13D Filings is hereby amended and supplemented by adding the following after the fifth paragraph thereof:

On December 31, 2021, the Amended Shareholders Agreement terminated automatically pursuant to Section 8.01(c) thereof.

Item 5. Interest in Securities of the Issuer.

The fifth paragraph of Item 5 of the Original 13D Filings is hereby amended and restated as follows:

The Amended Shareholders Agreement automatically terminated on December 31, 2021, upon which the Reporting Persons shall no longer be deemed to constitute a “group” with Mr. Hongyi Zhou within the meaning of Rule 13d-5(b) under the Act. During the term of the Amended Shareholders Agreement, the Reporting Persons may have been deemed to constitute a “group” with Mr. Hongyi Zhou within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each Reporting Person may have been deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole. Neither the filing of the Original 13D Filings nor this Amendment No. 7 nor any of their contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them was or is the beneficial owner of any of the Ordinary Shares that were or are beneficially owned by Mr. Hongyi Zhou. Each Reporting Person expressly disclaims beneficial ownership in such Ordinary Shares that were or are beneficially owned by Mr. Hongyi Zhou.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2022

Ruby Finance Investment Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Director

Ruby Finance Holdings Ltd.	By:	/s/ Brian Eden
Name: Brian Eden Title: Director

FountainVest China Capital Partners GP3 Ltd.	By:	/s/ Brian Lee
Name: Brian Lee Title: Authorized Signatory